Exhibit 99.1

Lifeway Foods, Inc. Announces 16.6% Sales Increase for Second Quarter Ended June 30, 2021

Company delivers seventh consecutive quarter of year-over-year net sales increases

Morton Grove, IL — August 16, 2021— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the second quarter ended June 30, 2021.

“I am proud to report that the second quarter of 2021 marked yet another consecutive quarter of year-over-year growth, highlighted by our strong 16.6% increase in net sales when compared to the second quarter of 2020,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “Throughout the quarter, we remained focused on advertising and customer acquisition strategies with elevated digital engagement and marketing programs, including our first Spanish-language campaign. This increased marketing, combined with the improving execution of our previously outlined Lifeway 2.0 strategy, have contributed to our accelerating growth. I am excited for the remainder of 2021, as current consumer trends towards healthy eating alongside the continued efficient execution of our growth strategy should provide a strong platform for Lifeway moving forwards.”

Smolyansky added, “I would also like to highlight two pivotal events that indicate Lifeway’s commitment to growth. On July 1, 2021, we announced the brand’s first expansion of kefir distribution into the French market with our first listing in France. We are very excited to capitalize on this expansion, and the French market is a perfect target, as fermented dairy foods like kefir have been prevalent in the country’s diet for generations. In addition, on August 3, 2021, we announced the intended acquisition of the assets of GlenOaks Farms. GlenOaks’ product offering includes six different flavors of their popular, probiotic drinkable yogurt, a tremendous strategic complement to our kefir products. The acquisition further solidifies our position in California and the West, and we look forward to integrating the GlenOaks brand and expanding its reach.”

A pre-recorded conference call and webcast with Lifeway CEO Julie Smolyansky discussing these results with additional comments and details will be available on August 16, 2021 at approximately 9:00 a.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/.

Second Quarter 2021 Results

Net sales were $29.2 million for the second quarter, an increase of $4.1 million or 16.6% from the same period in 2020. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir.

Gross profit as a percentage of net sales was 26.3% for the second quarter, compared to 27.7% during the same period in 2020. The decrease versus the prior year was primarily due to the unfavorable impact of milk pricing, and to a lesser extent the increased pricing of other inputs, partially offset by decreasing in depreciation expense.

Selling expenses decreased $0.1 million, or 5.7%, to $2.6 million for the second quarter from $2.7 million in the second quarter of 2020. The decrease was primarily due to favorable compensation expense.

General and administrative expenses decreased $0.1 million, or 4.2% to $2.6 million for the second quarter of 2021 from $2.7 million during the same period in 2020. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2020 and lower professional fees.

Income tax expense was $0.7 million for the second quarter of 2021, compared to $0.4 million during the same period in 2020.

1

The Company reported net income of $1.6 million or $0.10 per basic and diluted common share for the second quarter ended June 30, 2021 compared to a net income of $1.0 million or $0.06 per basic and diluted common share in the prior year period.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, France and the United Kingdom. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

2

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2021 and December 31, 2020

(In thousands)

	June 30, 2021 (Unaudited)	December 31, 2020
Current assets
Cash and cash equivalents	$10,412	$7,926
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,190 and $1,350 at June 30, 2021 and December 31, 2020 respectively	9,157	8,002
Inventories, net	7,291	6,930
Prepaid expenses and other current assets	908	1,163
Refundable income taxes	354	31
Total current assets	28,122	24,052

Property, plant and equipment, net	20,671	21,048
Operating lease right-of-use asset	226	345

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	–	–
Total intangible assets	12,824	12,824

Other assets	1,800	1,800
Total assets	$63,643	$60,069

Current liabilities
Accounts payable	$5,285	$5,592
Accrued expenses	3,587	2,196
Accrued income taxes	106	653
Total current liabilities	8,978	8,441
Line of credit	2,777	2,768
Operating lease liabilities	107	165
Deferred income taxes, net	1,764	1,764
Other long-term liabilities	12	77
Total liabilities	13,638	13,215

Commitments and contingencies

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at June 30, 2021 and December 31, 2020	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,650 and 15,604 outstanding at June 30, 2021 and December 31, 2020, respectively	6,509	6,509
Paid-in capital	2,488	2,600
Treasury stock, at cost	(12,111)	(12,450)
Retained earnings	53,119	50,195
Total stockholders' equity	50,005	46,854

Total liabilities and stockholders' equity	$63,643	$60,069

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended June 30, 2021 and 2020

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Net sales	$29,162	$25,014	$58,538	$50,402

Cost of goods sold	20,846	17,279	41,358	35,903
Depreciation expense	639	807	1,454	1,574
Total cost of goods sold	21,485	18,086	42,812	37,477

Gross profit	7,677	6,928	15,726	12,925

Selling expenses	2,566	2,720	5,788	5,295
General and administrative	2,617	2,731	5,508	5,876
Amortization expense	–	39	–	78
Total operating expenses	5,183	5,490	11,296	11,249

Income from operations	2,494	1,438	4,430	1,676

Other income (expense):
Interest expense	(20)	(30)	(42)	(69)
Gain on investments	–	4	2	4
Loss on sale of property and equipment	(76)	(33)	(83)	(28)
Other (expense) income, net	(49)	5	(59)	2
Total other income (expense)	(145)	(54)	(182)	(91)

Income before provision for income taxes	2,349	1,384	4,248	1,585

Provision for income taxes	731	404	1,324	459

Net income	$1,618	$980	$2,924	$1,126

Earnings (loss) per common share:
Basic	$0.10	$0.06	$0.19	$0.07
Diluted	$0.10	$0.06	$0.19	$0.07

Weighted average common shares:
Basic	15, 639	15,560	15, 622	15,591
Diluted	15, 793	15,586	15, 772	15,607

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income	$2,924	$1,126
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	1,454	1,652
Non-cash interest expense	9	12
Non-cash rent expense	51	(38)
Bad debt expense	(1)	(4)
Deferred revenue	(15)	(48)
Stock-based compensation	301	232
Deferred income taxes	–	369
Loss (gain) on sale of property and equipment	83	28
(Increase) decrease in operating assets:
Accounts receivable	(1,154)	(1,041)
Inventories	(361)	(262)
Refundable income taxes	(323)	65
Prepaid expenses and other current assets	255	502
Increase (decrease) in operating liabilities:
Accounts payable	(305)	(172)
Accrued expenses	1,276	(448)
Accrued income taxes	(547)	(62)
Net cash provided by operating activities	3,647	1,911

Cash flows from investing activities:
Purchases of property and equipment	(1,161)	(728)
Proceeds from sale of property and equipment	–	5
Net cash used in investing activities	(1,161)	(723)

Cash flows from financing activities:
Purchase of treasury stock	–	(405)
Net cash used in financing activities	–	(405)

Net increase in cash and cash equivalents	2,486	783

Cash and cash equivalents at the beginning of the period	7,926	3,836

Cash and cash equivalents at the end of the period	$10,412	$4,619

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$2,194	$82
Cash paid for interest	$33	$61

Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$27	$(58)

Non-cash financing activities
Issuance of common stock under equity incentive plans	$–	$522

5